Exhibit 99.1

Voting Rights and Capital
as at January 31, 2011

Luxembourg – February 2, 2011 – Subsea 7 S.A. (NASDAQ-GS: SUBC; Oslo Børs: SUBC).

Identity of Issuer: Subsea 7 S.A., (CSSF code: E-40).

Total number of shares composing the share capital: 351,793,731 common shares with a par value of $2 each.

Total number of voting rights attached to the shares in the share capital of Subsea 7 S.A., including suspended voting rights: 351,793,731.

Origin of the change: Capital increase resulting from the issuance of shares to the shareholders of Subsea 7 Inc. following completion of the combination between Acergy S.A. and Subsea 7 Inc. to create Subsea 7 S.A..

Date when the change occurred: January 7, 2011

In the previous notification made pursuant to article 14 of the law of January 11, 2008 on transparency obligations dated February 20, 2008:
- the total number of shares was 194,953,972
- the total number of voting rights was 194,953,972

For further information please contact:

Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

Registered Office
412F, Route d’Esch,
L-2086 Luxembourg,
R.C.S. Luxembourg B 43172